Memorandum

To:	David Manion Senior Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management
From:	Emily Bennett Vice President and Secretary PPM Funds
Date:	June 7, 2024
Subject:	Responses to comments on the Annual Financial Statements filed on Form N-CSR on February 29, 2024 for PPM Funds (“Trust” or “Registrant”) File Nos: 333-221579 and 811-23308

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments received via telephone on May 13, 2024, to the Registrant’s Annual Financial Statements for the year ended December 31, 2023.

The comments are set forth below in italics, with responses immediately following.

1.	The Commission Staff reminds the Registrant to ensure compliance with the current version of Form N-CSR, including Items 4(i) and 4(j).

RESPONSE: The Registrant confirms these items are not applicable and that corresponding disclosure will be included in future reports.

2.
In future Financial Statements, for the PPM Core Plus Fixed Income Fund in its Schedule of Investments, please provide additional disclosure for the following sentences and disclosure relating to the quantitative impact for a single upgrade or downgrade: “The interest rate for this security is inversely affected by upgrades or downgrades to the credit rating of the issuer. Rate stated was the  coupon as of December 31, 2023.”

RESPONSE: The Registrant will revise the footnote disclosure in future disclosure to read, “The interest rate for this security may be inversely affected by upgrades or downgrades to the credit rating of the issuer. Rate stated was the coupon as of MMMM DD, YYYY.” Upon researching the detail terms of these instruments, the Registrant confirms that many do not state an exact quantitative impact for a single rating change. For some, a change in rating does not automatically result in a rate change, as other factors are considered. The information is not readily available for many instruments and the complexity and variability of the available information does not lend itself to concise meaningful disclosure.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File